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                                                                    EXHIBIT 99.1

                       PRESS RELEASE DATED JUNE 9, 1998

BEA Prices $200 Million Private Offerings of 4% Convertible Subordinated Notes

SUNNYVALE, Calif., June 9, 1998 - BEA Systems, Inc. (Nasdaq: BEAS) announced today that it has sold $200 million of its 4 percent convertible subordinated notes due 2005 in an offering to qualified institutional investors. The offering is expected to close on June 12, 1998.

The Company has granted the initial purchasers a 30-day option to purchase an additional $50 million of notes to cover over-allotments, if any. The notes will be convertible into common stock of the Company at a conversion price of approximately $26.41 per share.

The net proceeds of the offering will be added to working capital and used for general corporate purposes. The Company may also use a portion of the net proceeds to fund acquisitions of complimentary businesses, products, or technologies.

This announcement is neither an offer to sell nor a solicitation to buy any of these securities. The securities will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

 Contacts:
 Steve Brown
 BEA SYSTEMS, INC.
 +1-408-743-4031

 Jay Fry
 BEA SYSTEMS, INC.
 +1-408-743-4017
 jay.fry@beasys.com

BEA is a trademark of BEA Systems, Inc. All other company and product names may be trademarks of the company with which they are associated.